Australia's Most Famous Wine

02 DEC 12

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

18 November 2002

The Manager
Stop 3-9
Office of International Corporate Financ
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

02069032

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SUPPL

SOUTHCORP LIMITED - FILE 82-2692
REPORT ON 2002 ANNUAL GENERAL MEETING

We enclose herewith for filing a copy of an announcement that was lodged with the Australian Stock Exchange on 18 November 2002.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

dlw 1/13

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat@southcorp.com.au



SOUTHCORP

Report on 2002 Annual General Meeting

Adelaide, South Australia 31 October 2002


Penfolds
Grange
BIN 95
VINTAGE 1997
ROSEMOUNT ESTATE
SHIRAZ
ESTATE BOTTLED

Chairman's Address and Managing Director's Address to shareholders at the Annual General Meeting of Southcorp Limited, held at the Adelaide Convention Centre, North Terrace, Adelaide, South Australia on Thursday, 31 October 2002 at 10.00 am.

Contents:

Board of Directors

Strengthened management

In the last year, we have strengthened our senior management team with some key appointments, both at the Executive Committee level and throughout our operations. Many of our senior people are with us today and I think this is a good opportunity for me to introduce them to the shareholders.



Richard H Allert, AM

Let me first introduce John Gay, Chairman of Southcorp Wines in The Americas. John was, until recently, President of our Americas region and has overseen the spectacular growth of Southcorp Wines in the US. He has the deserved reputation as being the father of the Australian wine industry in North America. Unfortunately, Thomas Burnet, President/CEO The Americas region, who arrived in Australia on Monday, has been called back urgently to the US because of a family health emergency. Tom recently joined Southcorp from Brown Forman, where he was President of Brown Forman Wines, the second-largest US based premium wine company.

Mario Micheli, President Europe. Mario joined Southcorp in 2001, with extensive industry experience including with Anheuser-Busch International, the world's leading brewery group, where he had management responsibilities within Europe.

Michael East, Executive Sales Director Australasia, took up his position in September this year, and

joined Southcorp at the beginning of the year after a career with Orlando Wyndham.

Next, Peter Cleaves, our Chief Financial Officer. Peter was formerly CFO for Rosemount Wines and is one of the most experienced financial executives in the Australian wine industry.

Philip Shaw, Southcorp's Winemaker. Philip has had an illustrious career as a winemaker – the only one to have twice been awarded the Robert Mondavi Trophy – International Winemaker of the Year. Philip has worked as Rosemount's Winemaker since 1982 and was previously with Lindemans.

Chris Hancock, Global Marketing Director. Chris was formerly Managing Director of Rosemount, is a Master of Wine and commenced his career as a winemaker with Penfolds in the 1960s. John Handel, General Manager, Global Operations, has 25 years international experience in the wine industry, and formerly ran Southcorp's America's operations.

Martin Hudson, Chief General Counsel and Company Secretary, who joined just after the merger in February 2001 after holding senior management positions within Pacific Dunlop and within the legal profession. Dale Calhoun, General Manager Human Resources, who joined at the beginning of 2002, after a career in the food industry as well as with Boral. Finally Robert Porter, General Manager Investor Relations and Corporate Affairs. Robert joined the company in June of this year after heading the Investor Relations and Corporate affairs function at BHP Billiton.

Contribution to winemaking

It is fitting that I also take this opportunity to acknowledge the contribution to Southcorp of John Duval, formerly Penfold's Chief Winemaker and the winemaker of Grange for over 15 years. John recently announced his retirement from the company but is maintaining his relationship with Penfolds in a consulting capacity. I am sure you will join with me in thanking him for his outstanding contribution and in wishing him well in the future. We are very pleased that Peter Gago, a colleague and friend of John and a winemaker of consummate skill and international renown, has stepped into John's role at Penfolds. Peter has worked with Penfolds since 1989 and has been involved in red winemaking since 1993 and so is very well placed to continue the tradition of Penfold's quality and style.



Peter Gago

Premium wine company focus

Our transformation to a company with a pure wine focus was effectively completed during the year, with the sale of the last of the remaining non-core businesses. This was the Water Heater business which was divested for an after tax profit of $137.5 million.

The integration of Southcorp Wines and Rosemount Estate has been a major task and is also now complete.

As part of the merger process, management undertook to achieve cost savings and efficiencies and

these are being delivered. In this respect, we have previously reported that $56 million of merger benefits will flow through to our earnings over the next three years. We have also re-invested a significant sum back into the business to improve our packaging, our wine quality and to enhance our competitive market position.

The integration activities, by necessity, consumed much of management and Board time during the first half of the 2002 financial year. Despite this, there has been a major focus on profitably growing our business, revamping much of our portfolio, initiating some major marketing programmes and further strengthening our relationships with distributors and customers. All of this occurred in an environment where deteriorating economic conditions, especially in some of our key export markets, increased retail consolidation and increased competitor activity, heightened the challenges for the company.



Progress to date

Notwithstanding this background, the Board is pleased with the results to date. In this integration year, the company has delivered a 23.2% increase in net profit (excluding divestments), and the strong cash flow from our wine business and proceeds from divestments allowed us to cut our debt in half, repaying over $700 million in borrowings. Your Directors increased the full year dividend by one cent, or 4.8%, to 22 cents per share. This dividend will be

100% franked, a situation we expect to continue in the 2003 financial year.

Commitment to quality

Just as importantly, we have maintained and built upon our reputation of producing wines of quality for both the Australian and global markets. I know that as both shareholders and loyal customers – wine quality is of immense importance to you as it is indeed to all of us. Let me assure you that your Directors and management, and for that matter all of our employees, have a commitment to the continual improvement in the quality and value of the wines we produce.

In this context, I am pleased to report that Southcorp was awarded over 900 medals for its wines in major Australian and international wine shows over the last 12 months making us the most awarded wine company internationally.

These awards were across all of our brands and across price points ranging from less than $10 to over $300, recognising our quality focus for all of our products, no matter what the price.

Let me cite just a few examples.

Our 2002 Lindemans Bin 65 Chardonnay, which retails at around $8.99, has achieved four gold medals (one of which was at the recent Royal Adelaide Wine Show), one silver medal and three bronze medals as well as two show


L
LINDEMANS

trophies. This is a wonderful achievement and a testament to what real value for money means.

The 2001 Rosemount Traditional, sourced from McLaren Vale grapes (exhibited by the Hill of Gold Vineyard), was awarded the Jimmy Watson Memorial Trophy for the Best One Year Old Red Wine at the 2002 Royal Melbourne Wine Show. The new 2001 Penfolds Thomas Hyland Cabernet Sauvignon, which we will release in Australia early in November, was awarded a gold medal at the recent Royal Adelaide Wine Show and a gold medal at the recent Royal Melbourne Wine Show, the 2001 Coldstream Hills Pinot Noir was awarded the best Pinot in the Show and the soon to be released 1998 Penfolds Grange has been awarded 99+ points by Robert Parker, the highly esteemed US wine writer.



In addition, the quality of our winemakers and viticultural resources are also being recognised. Earlier this month, Oliver Crawford, a 28-year-old winemaker for Penfolds at Nuriootpa was awarded The Wine Society Young Winemaker of the Year. Oliver is here with us today, congratulations Oliver.

Under the overall winemaking leadership of Philip Shaw, the Company Winemaker and our sixty winemakers, as well as our expert viticultural staff, I have no doubt that we will continue to produce high quality award winning wines.

Business performance

Let me now address the business performance of the company in more detail.

Net profit after tax for the Group, but before the proceeds from divestments, increased by 23.2% to $175.2 million. Earnings per share on this basis were 23.7 cents, an increase from 21.4 cents, or 11.1% on the previous year. Total revenue for the Group was $2 billion, of which sales from our Wine business were $1.5 billion.



Looking specifically at the ongoing wine business, Earnings Before Tax and Amortisation (and pre the SGARA accounting treatment) for Wine were $287.1 million. When compared on a like-for-like basis – that is, adding in the full 12 months contribution from Rosemount for 2001 and adding back $59.5 million of merger related costs and an inventory write-down in 2001 – this represented a 13.8% increase year on year.

Volume growth increased 11.9% during the year, with Southcorp now selling 22 million 9-litre cases of wine. In line with our focus to improve the value mix of our portfolio, sales of the core premium brands of Rosemount, Lindemans, Penfolds and Wynns Coonawarra Estate increased by 25%. These brands now contribute 80% of the company's revenues, up from 56% prior to the merger. By concentrating our efforts on selling more of these core premium commercial brands, we were able to increase our

average revenue per case to $67.34, which was an 8.1% increase on the previous year which, in the prevailing competitive environment, was a significant achievement.

Southcorp is responsible for the major proportion of Australia's wine exports, and is the largest exporter of Australian wine to the United States. In fact, 56% of the wine we produce is now sold in markets outside of Australasia, while 67% of our revenues and 72% of our earnings are contributed from export markets.

Regional performance

Sales volumes grew 25.9% in The Americas where we now sell 5.1 million cases and have two of the top selling wines – in Rosemount and Lindemans. Penfolds has also shown very significant growth and gained strong consumer acceptance in The Americas, aided by the successful launch of the new Penfolds Thomas Hyland and Rawson Retreat lines.

In the United Kingdom, the success of Australian wines continued and, in Southcorp's case, we grew volumes by 17.3% to 7.4 million cases. We now have three of our wines in the top 20 of all wines sold. For the first time, Australian wines have now passed French wines in total sales by volume and value in the United Kingdom.

However, it was disappointing that the Australian market was subdued, with volumes growing only 2.3%. Nevertheless, it is pleasing that our three core brands – Rosemount, Lindemans and Penfolds ranked first, second and third in the Australian market at the end of the 2002 financial year, according to value data from AC Nielsen.

Capital & portfolio efficiency

I am pleased to report on the progress made in improving the capital efficiency of the business, which has received a strong focus from our CEO, Keith Lambert, his management team and the Board.

Our balance sheet is strong with our gearing now 23.8%, down from 40.6% 12 months ago. We now have less debt than inventory; a situation many wine companies would covet. Our cash flow was strong, aided by proceeds from our divestments and the strength of our wine business. In Wine alone, we had a free operating cash flow of $172 million. However, our return on capital of 8.3% is still not at a satisfactory level and remains one of our major priorities.

In his presentation, Keith Lambert will refer to some other key business efficiency measures where we have also shown excellent improvement.

Share price

Our share price performance has been disappointing. While we are not immune from the general deterioration in the overall share market, I had taken some comfort that over recent weeks the Southcorp share price had appeared to consolidate above the $5.50 mark. Unfortunately, in the last two weeks, it has dropped back below this level, apparently on the basis of speculation relating to the US dock strike and speculation about our earnings outlook – two factors which I will comment upon in a minute. Despite this, the Southcorp share price has outperformed the broader market indices since the release of our full year results on 20 August.

Your Board is confident that there is an increasing recognition in the investment market that Southcorp has a differentiated business model, based around achieving improved margins, and sustainable earnings growth; that we have a strong portfolio of global brands; and a management team with a sense of urgency and a strong commitment to deliver.

Let me turn now to some other issues.

Corporate governance

Corporate governance, rightly, is of paramount importance to shareholders, especially in the light of the recent well-publicised corporate failures in the United States and here in Australia. The Board of Southcorp takes its corporate governance responsibilities seriously as we believe systems, reviews and vigilance are key to overall performance.

Apart from our Board audit and governance committees, we have regular Board performance reviews as well as detailed reviews with management on all aspects of the company's operations. These have extended to detailed management briefings in the United Kingdom and the US on the various aspects of our business which enable your Directors to better understand the influences on the business and to be better informed when questioning management.

We have recently reviewed our audit independence principles and have decided to split the internal and external audit arrangements as well as to rotate our audit partner regularly and not less than every five years.

Executive remuneration

Executive remuneration is also a key area of interest for shareholders. In reviewing our remuneration arrangements for the executive group, we have ensured that remuneration is linked to both share price performance and achievement of challenging business goals.



Our Executive option scheme operates over a four year period and requires an absolute increase in the share price over this period of 30% to 40% before options are exercisable. These are tough hurdles, but so they should be, the principle being that our executives and employees should only benefit if shareholders benefit.

Dividend

As I mentioned earlier, your Board has increased the dividend by one cent to 22 cents per share. Our franking credits balance has meant that we have moved from 50% franking of the dividend to 100%, a situation we expect to continue for at least the next year. Obviously, in considering dividend levels, we have to be conscious of the cash requirements of the business. Our payout ratio, for a growth business, is seen by some as being relatively high, but I can advise that your Directors, barring unforeseen circumstances, intend to maintain the current level of dividend, and to continue to review capital management options, such as special dividends or share re-purchases.

Trading conditions

Let me now make some comments on our year-to-date trading conditions and the outlook for the remainder of this year.

There is no doubt that the competitive environment we face – not only here in Australia but also in our other key markets in the UK and US – is one of the toughest for many years.

We are faced with a range of factors – highly aggressive competitor activity in promoting their own lines; issues of surplus wine for some of our competitors, particularly in the US; new entrants competing in our growth markets and also increased retail consolidation.



However, the growth we are seeing in the Australian category on a global basis, and in particular for Southcorp Wines, gives us confidence that we will continue to achieve healthy growth rates, despite these tough conditions.

Sales volumes to date have been softer than we expected in the UK and Australia, and we face the ongoing challenge to sell through our higher margin products. We are still at an early stage of the year and, as you would know, Christmas is a period of major importance to our industry in terms of sales volumes. Our performance over this period will obviously influence our half-year results. Nevertheless, we maintain our view that our EBITA (pre SGARA) earnings for the full year should be in the order of

$335 million. However, given the softness in volumes, the previously advised 40/60 split in first half earnings compared with second half earnings may vary. I would emphasise again that we have set an aggressive target in the context of tough operating conditions.

In Australia, as in our other main markets, we have a number of product launches and promotions planned over the coming months. These include a Rosemount promotional programme leading up to Christmas; a sparkling programme from early November with our reinvigorated Seaview sparkling range; and the release of the Penfolds Thomas Hyland range. I have already mentioned our success at wine shows with a number of our products and we will be seeking to capitalise on this success in our promotional activities.

In the United Kingdom, again, despite the tough conditions, the Australian wine sector is performing well. AC Nielsen data shows that the Australian category value growth is 26%, with Rosemount up 55% and Lindemans up 81%. However, Penfolds was down 18% over the same period, in the eight weeks to the end of August. For the current period, Rosemount is the number 2 brand in the UK, Lindemans number 3 and Penfolds number 12[1]. Although our planned volumes, including those for Penfolds, have been affected by changes in some promotional timings with the major grocers in the first quarter, at this stage, we see this as a timing



[1] AC Nielsen Bi-monthly data, to end of August 2002.

issue. We have, and we will, continue to work hard to secure sufficient promotional opportunities for the rest of the year. In relation to The Americas, our ability to continue to supply the market is dependent on a satisfactory resolution of the US dock strike dispute, during the current 80-day return to work period.



Currently, we are in a comfortable position in relation to stock held by both distributors and at our own warehousing facility in California. In the case of Penfolds and Lindemans, our distributors import directly and hold their own inventory, whilst we keep a small 'emergency' stock at our warehouse. In the case of Rosemount, we import and then distribute to our distributors. We have some softness on a limited number of our higher volume lines, which is of concern. However, we see no threat, given current known conditions, to continuing to supply the market across the vast majority of our products. Obviously we, as well as our distributors and shipping agents, are looking at strategies to safeguard the supply situation if the dock strike does resume, but at this stage we see no threat to current supply leading up to Christmas. If this were to change, we would obviously advise the market.

In the recent AC Nielsen data, to the end of September, Lindemans is ranked the 14th largest selling brand in the US with a 32% growth in value among

table wines for the last quarter. Rosemount is ranked the 22nd largest selling US wine, with a growth rate of 21% and Penfolds is ranked 57th with an impressive 196% growth for the quarter. These growth rates reflect sales into the market at the end of fiscal 2002 and take account of the successful launch of the Penfolds brand and 1.5 litre bottle. Overall, the margin mix in the US is being affected by the roll-out of the lower end Penfolds products and the 1.5 litre products. Both have been very well received but they do reflect a transitional change in the dynamics of our US portfolio as these products are established.

Overall, we are facing challenging conditions. However, we remain confident, based on our current knowledge, that we are capable of delivering a strong earnings performance as we press forward with the implementation of our premium wine company strategy.

Conclusion

In closing, I must say that the year ended 30 June 2002 was a major year for Southcorp and, in this context, I would like to acknowledge the contribution of all of our employees to the progress we are making. There is a clear sense of excitement in what we can achieve and there is certainly a tremendous effort being put in by everybody.

As I have advised, I will step down as Chairman and a Director of the company at the conclusion of today's meeting. My decision to resign as Chairman and from the Board of Southcorp was a very difficult one personally as I have been associated with Southcorp

as a Director since 1983 and as Chairman since 1989. I have thoroughly enjoyed my involvement with the company, its people and with you – our shareholders. My decision to resign was to avoid any perception – and I must stress the word perception, of any conflict of interest in taking up the role of Chairman of Coles Myer while also serving as Chairman of Southcorp. I am sorry to be leaving Southcorp. I am proud of what Southcorp has achieved in the 19 years that I have been involved and I am proud of the contribution that the Australian wine industry has and will continue to make to the national economy and to the economy of states such as South Australia. There is no doubt that Southcorp has been and will continue to be at the forefront of this contribution. The company is in great hands going forward. I have the utmost confidence in Brian Finn, your new Chairman, and the whole Board and in Keith Lambert, our Chief Executive Officer, and the excellent team he has put in place. I know that Brian, the Board and Keith and his team will all drive Southcorp forward to achieve our collective goal of becoming the world's number 1 premium wine company.

Before proceeding with the formal business of the meeting, I will now ask Keith Lambert, Managing Director and Chief Executive Officer, to address you.

Richard H Allert, AM, Chairman


Penfolds
AUSTRALIA'S MOST FAMOUS WINE
ROSEMOUNT ESTATE
LINDEMANS
making life more enjoyable
Clare Valley
Markaranka
Barossa Valley
ADELAIDE
Eden Valley
Adelaide Hills
McLaren Vale
Langhorne Creek
Padthaway
Lake Cullulleraine
Karadoc
N
Major Vineyards of
SOUTHCORP
PERTH

SEPPELT
EST 1851

DEVIL'S LAIR
Margaret River

Coldstream Hills



Hunter Valley
Mudgee
Orange
SYDNEY
Tumbalong
CANBERRA
Barooga
Tumbarumba
Heathcote
Yarra Valley
DARWIN
NORTHERN TERRITORY
ALICE SPRINGS
WESTERN AUSTRALIA
QUEENSLAND
SOUTH AUSTRALIA
TASMANIA

Managing Director & Chief Executive Officer's Address

Southcorp's attributes

Thank you Chairman and good morning ladies and gentlemen. In my comments today, I would like to provide shareholders with an overview of the portfolio model that we are employing to grow our business, as well as some of our current business priorities.



Keith Lambert
Managing Director and Chief Executive Officer

The Chairman has already referred to our focus on creating a premium wine company. I would like to provide some additional detail on what steps we are taking to move to this status over the next several years.

At the outset, I would like to outline the attributes that we believe are required to become a premium wine company.

They include strong global brands. As you will already recognise, Southcorp is very strongly placed in this regard, with the recognised global brands of Lindemans, Penfolds, Rosemount and Wynns Coonawarra Estate, as well as some exceptional boutique brands, including Seppelts, Leo Buring, Coldstream Hills and Devil's Lair, to name only a selection. In Australia, we have the top three brands in value terms – Rosemount number 1, Penfolds number 2 and Lindemans number 3[1]. In the United Kingdom, these three brands are in the top 12 of all wine brands sold in this country and in the United States, Lindemans is

1 AC Nielsen MAT and 13 weeks to end of September 2002.
2 UK – AC Nielsen data for 8 weeks to end of August 2002;
US – AC Nielsen for 13 weeks to end of September 2002.

ranked number 14, Rosemount number 22 and Penfolds has come from nowhere to be ranked the 57th top selling wine in the United States[2].

We are fortunate in that our strong global brands are backed by our holding of some of the best viticultural assets in this country - over 7,000 hectares under vine in prime wine growing regions. In international terms, our acreage holding is low cost and produces high quality fruit.

We are also seeking to position our portfolio within the premium price range. I will outline this in a moment, but we are seeking to move out of lower value and lower





margin parts of the Southcorp portfolio over a number of years. There has been and will continue to be a major focus on upgrading the value of our portfolio.

We are a sales organisation and are critically dependent on our relationships with our distributors and customers. They must see us as offering a compelling value proposition to them and their customers. There is no doubt that this area is a constant challenge and focus.

We believe a premium wine company must have scale matched with the ability to meet market demands. With retail consolidation and the increased importance of global brands, the ability to meet a customer's requirements both in terms of quality and volume will provide certain wine companies with a competitive advantage. We believe we have this advantage as a result of our size and our business model that will enable us to provide surety of supply and meet market demand in the premium commercial section of our portfolio.

Finance criteria

A key criteria for a premium wine company is achieving the appropriate financial criteria. Key areas of financial performance for us are:

- Profitable volume growth. This volume growth is measured by an improvement in revenue per case as well as an increase in the proportion of our sales coming from our core premium brands. We are seeking to improve our net revenue per case, our sales margin and ultimately our return on capital employed. Your Chairman has referred to the progress we have made in this regard; an 8% revenue increase per case and the fact that 80% of our revenue, compared with 56% pre-merger now comes from our core premium brands.
- Portfolio efficiency measures – we have a series of portfolio efficiency measures, such as inventory to sales ratio and working capital to sales ratio.

The Chairman has already referred to the progress we have made in these areas. Our demand based business model has enabled Southcorp to move from a rating that was near the worst in the industry, to one now amongst the best. For example, our inventory to sales ratio has declined from 70.4% in 2001 to 57.8% at the end of June 2002. Our working capital to sales – a measure of how efficiently we deploy capital to grow our business – has decreased from 77.2% to 69.1%. Likewise, our capital expenditure to depreciation has declined from 2.1 to 1.7 times. This indicates we are growing our business very efficiently.

Finally, we believe that we can create a sleek and efficient operation.

Portfolio model

I would like to move to our portfolio model, as I think this will provide a basis for understanding how we are managing our portfolio of wine assets. For descriptive purposes, we describe our portfolio in terms of three boxes - the red box, green box and grey box. The red box is our super premium category of wines, it includes our top end Penfolds products through to Grange, our Rosemount Show reserve wines, the Lindemans Trio as well as many of our boutique wines. This is Southcorp's legacy – enormously successful and powerful at this end of the market. No other wine producer in Australia comes close to generating the volume and revenue and profits that this company produces in the super premium category.

Average revenue per case, at $160, is well above what you need for premium wine company status.

The next box, the green box, is the premium commercial range of wines. This was indeed Rosemount's legacy and strength. Rosemount was able to supply market demand at the premium commercial end through its Diamond and Split Label blended varieties – wines that are very popular around the world. They represent approximately one half of the profits in this category of wines. Lindemans as well as Penfolds Rawson's Retreat, Koonunga Hill and the newly introduced Thomas Hyland wines are all in this category. These wines are not all new but we have applied the demand driven business model to this end of the market, providing a surety of supply. This is allowing us to increase production and our sales to match market demand at much higher gross profit than previously.


LINDEMANS
LINDEMANS
LINDEMANS

These two categories together mean that you have a substantial premium wine company with an average revenue of $82 a case – about the level considered necessary for premium wine company status. Our focus is on selling more wines from these two, higher value categories. In the case of the red box, the supply of wines will always be vintage dependent – we will have good years and other years where we may have constraints on what we can produce. While we devote

some promotional and marketing spend in this area, over 85% of our promotional dollar is allocated to the green box.

Let's move to the grey box. This is the under-performing and more challenging component of the portfolio. The average revenue per case in the grey box is $24, a long way short of the $80-$85 a case which we aspire to as a premium wine company.

It is this category which is dragging down the performance of the portfolio overall.

Our goal is to continue to increase our average revenue per case, improve the value mix and hence the margins. This will take time, and is the more difficult



when you face the competitive market conditions we have currently.

However, underlying the model is the view that a premium portfolio drives value. We are focussing our efforts on creating value in the green and the red box. So what are we doing to address the legacy of the grey box? We are looking to 'work-out' a significant proportion of the grey box. This means that we will be selling through some wines this year and not making them again. We are not, for obvious reasons, advertising which brands or lines of wine, but they are lower margin wines. When we do this, we will reduce the number of Stock Keeping Units, or configurations of bottle and

label types we have, by 550. This will bring about significant portfolio efficiency; it will reduce the complexity and mean that we are stopping our bottling lines less frequently for small, unprofitable runs. We expect to report good progress on this area this financial year. The remaining component of the grey box will take longer to work out. Some of it is linked to the residual grape contracts we have in place, plus we have to work with our customers and convince them that they can replace these products with other, higher margin products. The net result of our efforts in this area, combined with our overall focus of thinking premium, will be to lift the average revenue per case and ensure that the capital assets we have in our business are deployed more efficiently to higher returning products.

That is an overview of our portfolio model and how we intend to manage our portfolio.

Priorities

Our business strategy and priorities over the coming period can be encapsulated as follows.

We have a strong focus on organic growth. We are pursuing further efficiency improvements and we will maintain a strong financial focus in the way in which we manage the business.

As part of our efforts, we will continue to upgrade the quality of our portfolio. We have undergone a major process in the last year of upgrading packaging and wine quality across our range. We have

re-positioned our Seppelts range, our Leo Buring range has been consolidated to three premium Rieslings, with the 2002 Clare Valley and Eden Valley Rieslings being awarded gold medals at the recent Adelaide Wine Show. Our sparkling range of wines has also been upgraded, in terms of both wine quality and packaging, and released for the Christmas season.

Our focus also remains upon ensuring we deploy our vineyard holdings to generate more profitable outcomes. We still have some residual issues in terms of non-strategic or under-performing assets in the portfolio, including some assets in the United States. Working out of these will not be easy and may not come without a one-off financial impact.

We also continue to work closely with our growers to ensure that they can deliver quality and efficiency improvements in their operations which assists both them and Southcorp. I am confident that we are reaching a new level of sophistication in our viticultural and commercial practices with our growers, and we treat our relationships with them very seriously. We will also maintain a tight control on overhead and corporate costs.

Finally, we will maintain a continued focus on the financial strength of the company and key portfolio efficiency measures. These include our working capital to sales, capital expenditure to depreciation, our balance sheet strength and free cash flow generation.

In closing, I would like to reinforce some key points made by the Chairman. We are operating in

increasingly competitive conditions which make profitable growth challenging. Further, I absolutely endorse the Chairman's comments on our commitment to wine quality. I believe that our wine quality will be a key point of differentiation and a competitive strength. I am very confident that, under Philip Shaw and our talented team of winemakers and viticulturists, that we are very strongly placed to deliver on this commitment.

I would like to pass on my personal thanks to Rick Allert for his guidance and support as Chairman.

Thank you for your support and interest in our company.



Keith M Lambert,
Managing Director & Chief Executive Officer
31 October 2002


LINDEMANS
BIN 65
CHARDONNAY
WYNNS
COONAWARRA ESTATE
COONAWARRA
750ml

SOUTHCORP

Penfolds
AUSTRALIA'S
MOST FAMOUS WINE

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

WYNNS COONAWARRA ESTATE

SEPPELT

Coldstream Hills

Leo Buring

Registered Office Southcorp Limited

ABN 80 007 722 643

403 Pacific Highway, Artarmon NSW 2064 Australia

Telephone: 02 9465 1000, International: 612 9465 1000

Facsimile: 02 9465 1100

www.southcorp.com.au

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 DEC 12 AM 9:

LINDEMANS
making life more enjoyable

18 November 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

REPORT ON ANNUAL GENERAL MEETING - 31 OCTOBER 2002

In accordance with Listing Rule 3.17, we enclose herewith a copy of the "Report on 2002 Annual General Meeting" to be sent to holders of the Company's securities.

This document will also be available on the Southcorp website at www.southcorp.com.au.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY